1096633

2-28-02

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30204

For the Month of February, 2002

Internet Initiative Japan Inc.

(Translation of registrant's name into English)

Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Initiative Japan Inc.

Date: Feb. 28, 2002

By:

Koichi Suzuki
President, Chief Executive Officer and Representative Director

EXHIBIT 1

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Group to Launch IIJ Mail Gateway Service

-- New Security Protection Against Information Leaks and Virus Infection Via Email --

TOKYO, February 20, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that it will launch a new security service "IIJ Mail Gateway Service," in cooperation with IIJ Technology Inc. ("IIJ Tech"), its 64.1% owned subsidiary. The new service, set to launch on March 1, 2002, will function as a gateway for corporate mail servers and provide security management against emails that may contain viruses or informational leaks.

IIJ Mail Gateway Service was developed for large corporate customers issuing more than 1,000 email accounts and offers three options: 1) Virus Protection, 2) Email Auditing and 3) Email Archive. Customers can select and/or combine any of these options to best meet their corporate needs. The service gateway servers are installed in IIJ Internet data centers, with around-the-clock operations.

"The IIJ Group is strongly focused on providing a comprehensive suite of management services for corporate users," said Koichi Suzuki, the President and CEO of IIJ and IIJ Tech. "With the new service, IIJ is proud to capture the growing need for new security measures for Internet applications and to offer even more powerful service support for corporate networks."

Initial charges for the Virus Protection and Email Audit options are JPY300,000 for each, while monthly charges for each are JPY400,000, which covers at least 1,000 email accounts for the selected options. The charge for the Email Archive option will vary according to each customer's needs.

Under the IIJ Mail Gateway Service, IIJ plans to introduce a similar service package line up for the smaller to medium-sized enterprises issuing less than 1,000 email accounts by the summer of 2002. At the same time, IIJ plans to also introduce IIJ Web Gateway Service, delivering security management tailored for Web access, such as URL filters, virus detection and information leak audits. Details will be announced at a later date.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

About IIJ Technology
IIJ Technology (IIJ-Tech) was established in November 1996 by IIJ, Sumitomo Corp., Itochu Corp., Sumitomo Electric Industries, Hitachi Software Engineering, Sun Microsystems, Toyota, Hewlett Packard Japan and others. IIJ Tech provides comprehensive Internet systems integration and consulting services for corporate networks and e-commerce systems.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

###

EXHIBIT 2

IIJ*mio*

For Immediate Release

IIJ to Launch IIJ*mio* FiberAccess/SF Service

TOKYO, February 26, 2002– Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), Japan's leading Internet access and comprehensive solutions provider, today announced that the company will launch a new Internet connectivity service for individual users, called IIJ*mio* FiberAccess/SF Service, effective today. The new service provides one fixed IP address and is geared for individuals utilizing regional NTTs' BFLET'S optical fiber access lines (maximum speed of 100Mbps for downstream and 10Mbps for upstream). It will initially be available in Tokyo, Kanagawa, Aichi and Osaka, with the service area progressively extending.

IIJ*mio* services provide a new style of individual-use offerings, allowing users to freely combine the variety of Internet-related functions needed to create their own unique Internet environments, including connectivity, home pages, e-mail accounts, data backup, and the use of personally chosen domain names. The new service allows customers to enjoy Internet connectivity over optical-fiber access lines with one fixed IP address, which enables users to set up their own servers at home. The monthly charge ranges from JPY8,000 to JPY12,000, depending upon the type of contracts established by individuals with regional NTTs for their BFLET'S services.

In addition, those customers who wish apply for IPv6 (Internet Protocol Version 6, the next generation Internet protocol) connections will be able to use IIJ tunnel-style IPv6 connectivity service at home for no additional charge. The tunnel-type connectivity service encapsulates an IPv6 packet and sends it over an IPv4 (Internet Protocol Version 4) line.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

###

EXHIBIT 3

IIJ Internet Initiative Japan   IIJ IIJ America

For Immediate Release

IIJ Group to Upgrade its US Backbones Network

-- Establishing a new POP in Ashuburn, a focal point for Internet traffic in the U.S. --

TOKYO, February 25, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) and IIJ America, Inc. ("IIJ-A") today announced they have upgraded the IIJ group's US backbones network for enhancing the service redundancy and stability offered to IIJ-A and other IIJ group customers. The upgrade includes establishing a new POP in Ashburn, Virginia, a focal point for Internet traffic in the U.S., and new links from the new POP in Ashburn to IXs (Internet eXchange points) such as Equinix GigE Exchange and MAE-EAST ATM.

For further details, please visit: http://www.iij.ad.jp/network/backbone-e.html

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

About IIJ America Inc.

IIJ America Inc. is a subsidiary of Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Japan's leading Internet-access and comprehensive Internet solution provider. IIJ America was established in 1996 to bring high-quality Internet access services to US customers, which linked directly to IIJ group's seamless high-capacity backbone network connecting the U.S., Japan, and the countries of Asia.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:

Ms. Junko Higasa, IIJ Group Media/Investor Relations Office

Tel: +81-3-5259-6310   E-mail: press@iij.ad.jp   URL: http://www.iij.ad.jp/

###